

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

<u>Via E-mail</u>
Dwight L. Merriman III
Chief Executive Officer
Logistics Property Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

> **Re: Logistics Property Trust Inc.**
> **Registration Statement on Form S-11**
> **Filed November 25, 2014**
> **File No. 333-200594**

Dear Mr. Merriman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

5. We note that Class T shares will automatically convert into Class A shares upon certain identified events. Please provide us with a legal analysis detailing your consideration of whether you must register Class A shares issuable upon the conversion of Class T shares.

Investment Strategy, page 3

6. We note your charter limits the aggregate amount you may borrow to an amount not to exceed 300% of your net assets. Please revise to provide your target leverage.

Summary Risk Factors, page 4

7. We note your disclosure regarding the risk of terminating your advisor and the significant fees that you may be required to pay. Please revise to describe, if applicable, the difficulty in terminating your advisor even for poor performance and clarify if these significant fees are payable even for termination due to poor performance.

8. Please revise your cover page risk factor as well as the risk factor on page 5 to clarify, if true, that there is no requirement to ever provide liquidity.

Compensation to the Advisor and its Affiliates, page 6

9. We note the development acquisition fee. Please clarify if such development acquisition fee is payable in the same amount regardless of whether the advisor engages a third party

to provide development services.

Estimated Use of Proceeds, page 70

10.   Please revise your "Estimated Use of Proceeds" table on page 73 to quantify the distribution fee in a footnote or otherwise.

Table III, page A-3

11.   Please revise Table III on pages A-3, A-4 and A-5 to separately quantify each source of distributions. For example, please provide separately the distributions paid from (i) cash flow from operations, (ii) sale of properties, (iii) financing and (iv) offering proceeds. To the extent that fees were waived or reduced to fund distributions, please revise to clarify.

DPF Table III – Operating Results of Prior Programs, page A-4

12.   Please provide Net income (loss) as required in Table III pursuant to Securities Act Industry Guide 5. The amount currently reported as Net income (loss) – GAAP basis is Net income (loss) attributable to common stockholders which takes into consideration the impact of noncontrolling interests.   Please advise or revise. Additionally, confirm that similar amounts presented in your other tables comply with Guide 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel at (202)551-3395 or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Alice Connaughton, Esq. (*via e-mail*)